SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2024

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

24

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20

PUBLICLY HELD COMPANY

CVM Registration 1431-1

MINUTES OF THE 517th MEETING OF THE SUPERVISORY BOARD OF COPEL, HELD ON MAY 8, 2024.-----------------------------------------------------------------------------------

On May 8, 2023, at 04:00 p.m., after attending the 250th Ordinary Board of Directors’ Meeting, the members of the Supervisory Board recorded this meeting of Companhia Paranaense de Energia - Copel’s Supervisory Board, which was duly called to analyze and resolve on the following matter. Supervisory Board’s Opinion on the Quarterly Financial Information for the 1st quarter of 2024, following the preliminary analysis of items 2 and 3 of the agenda of the 516th Supervisory Board Meeting, of 05/07/2024, and after analyzing the final version of the Quarterly Financial Information for the quarter ended 03/31/2024, without any reservations regarding its content and, furthermore, in line with the favorable opinion of a) the Convened Executive Board, at its 2600th Meeting, held on 05/03/2024; b) Statutory Audit Committee, at its 300th Meeting, held on 05/07/2024; c) Board of Directors, at its 250th Ordinary Meeting, held on 05/08/2024; and d) the Independent Audit, PricewaterhouseCoopers Auditores Independentes Ltda., which issued the report on the parent company and consolidated interim financial statements on March 31, 2024, without reservations, the Supervisory Board issued the Opinion transcribed below, intended for the Shareholders of Company: SUPERVISORY BOARD’S OPINION ON THE QUARTERLY FINANCIAL INFORMATION FOR THE FIRST QUARTER OF 2024 - The undersigned Supervisory Board members of Companhia Paranaense de Energia - Copel, within their legal and statutory responsibilities, reviewed the Quarterly Financial Information for the first quarter of 2024, approved by the Company’s Board of Directors at a meeting held on this date. The drafts were received and analyzed individually by the board members prior to the meeting and discussed in advance with Management and the independent auditors. Based on the works, analyzes, monitoring of discussions on internal controls and clarifications provided by Management and the independent audit during the quarter, also considering the report on the parent company and consolidated interim financial statements as of March 31, 2024, from the independent audit, PricewaterhouseCoopers Auditores Independentes Ltda., issued without reservations, the Supervisory Board recorded it was not aware of any fact or evidence that is not reflected in the Interim Financial Statements for the quarter ended March 31, 2024 and issued its opinion that such statements may be disclosed. Curitiba, May 8, 2024. (a) DEMETRIUS NICHELE MACEI (President), FRANCISCO OLINTO VELO SCHMITT, and FILIPE BORDALO DI LUCCIO. There being no other matters to discuss, the President adjourned the meeting. ---------------------------------------------------------------------------------------

(signed electronically) DEMETRIUS NICHELE MACEI (President), FRANCISCO OLINTO VELO SCHMITT, and FILIPE BORDALO DI LUCCIO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date May 14, 2024

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.